Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

[redacted]

02042343

SUPPL

June 27, 2002

SEC MAIL PROCESSING
RECEIVED
JUL - 2 2002
WASH. D.C. 154 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12.doc

PROCESSED
JUL 15 2002
THOMSON FINANCIAL P

dlw 7/5

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Man Group plc

2 Name of shareholder having a major interest:

FMC Corp Group of Companies
Fidelity International Ltd Group of Companies

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Non-beneficial interest

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

MSS Nominees Limited	47,430 shares
Chase Nominees Limited	4,637,583 shares
RBS Trust Bank	611,670 shares
Bankers Trust	1,049,803 shares
Nortrust Nominees Ltd	660,670 shares
BT Globenet Nominees Ltd	128,700 shares
Citibank	67,070 shares
Bank of New York - Europe	23,800 shares
Northern Trust	891,500 shares
HSBC	311,180 shares
State Street Nominees Ltd	1,281,258 shares
Mellon Trust	352,398 shares
National Cities	39,400 shares
Royal Trust	19,400 shares
HSBC Client Holdings Nominee (UK) Ltd	7,019,801 shares
Nordea	5,700 shares
Bank of New York - London	426,592 shares
State Street Bank & Trust	545,714 shares
NAB - Australia	121,048 shares
Mellon Bank	81,750 shares
Credit Suisse	5,000 shares
KAS Associatie	25,850 shares
RBS - Edinburg	31,330 shares
Bank of Bermuda	56,540 shares
National Australia Bank	4,900 shares
Deutsche Bank AG, London	33,000 shares
Mitsubishi Trust	6,900 shares
Chuo Trust Bank	8,800 shares
JP Morgan	159,571 shares
Brown Brothers Harriman	8,800 shares
Mellon Nominees Ltd	45,800 shares
Chase Manhattan Bank London	68,537 shares
Daiwa Trust Bank	7,100 shares
Unknown	7,400 shares

5 Number of shares/amount of stock acquired:
2,795,767

6 Percentage of issued class:

0.89%

7 Number of shares/amount of stock disposed:
N/A

8 Percentage of issued class:
N/A

9 Class of security:
Ordinary Shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
26 June 2002

12 Total holding following this notification:
18,791,995

13 Total percentage holding of issued class following this notification:
6.05%

14 Contact name for queries:
Mr Barry Wakefield

15 Contact telephone number:
020 7285 3254

16 Name of company official responsible for making notification:
Mr Peter Clarke, Company Secretary

17 Date of notification:
26 June 2002

SEC MAIL PROCESSING
RECEIVED
JUL - 2 2002
WASH. D.C. 154 SECTION

Additional Information:
The notifiable interests also comprise the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

NNNN